Exhibit (a)(1)(C)
Lear Corporation
Offer To Purchase For Cash
Any and All Outstanding:
Zero-Coupon Convertible Senior Notes due 2022
(Cusip No. 521865 AG 0)
and
Solicitation of Consents for
Amendments to the Related Indenture

The tender offer and consent solicitation will expire at midnight, New York City time, on June 13, 2006, unless extended by the Company (such time and date, as the same may be extended, the “Expiration Date”).

May 16, 2006
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
     Enclosed is an Offer to Purchase and Consent Solicitation Statement (the “Offer to Purchase”) and the related Consent and Letter of Transmittal, relating to: (1) the offer by Lear Corporation, a Delaware corporation (the “Company”), to purchase for cash any and all of its outstanding Zero-Coupon Convertible Senior Notes due February 20, 2022 (the “Notes”) at a purchase price equal to $475 per $1,000 of the principal amount at maturity of the Notes; and (2) the Company’s solicitation, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Consent and Letter of Transmittal, of consents (collectively, the “Consents”) from the holders of the Notes to the adoption of the proposed amendments to the indenture under which the Notes were issued to eliminate specified covenants and to modify other related provisions of the indenture (the “Proposed Amendments”). The Company is not offering any separate or additional payment for the Consents relating to the Notes. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
     To receive the purchase price for tendered Notes, holders of Notes must tender Notes and provide the corresponding consents in the manner described in the Offer to Purchase and the related Consent and Letter of Transmittal on or before the Expiration Date. Notes tendered and consents delivered in the tender offer and consent solicitation may be withdrawn at any time on or prior to the Expiration Date.

     Notwithstanding any other provision of the tender offer or the consent solicitation, the Company’s obligation to accept for purchase and pay for Notes validly tendered and not withdrawn in the tender offer is conditioned upon the satisfaction or waiver, on or prior to the Expiration Date, of the conditions to the tender offer set forth in the Offer to Purchase. See “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer” in the Offer to Purchase for a full description of conditions to the tender offer.
     The Company reserves the right in its reasonable discretion (1) to waive any and all conditions to the tender offer, (2) to extend or terminate the tender offer and consent solicitation or (3) to otherwise amend the tender offer and consent solicitation in any respect. All conditions to the tender offer are more fully described in the Offer to Purchase under the caption “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer.”
     Upon the terms and subject to the conditions of the tender offer (including, if the tender offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, promptly following the Expiration Date, the Company will purchase, by accepting for purchase, and will pay for all Notes validly tendered (and not validly withdrawn) pursuant to the tender offer, such payment to be made by the deposit of immediately available funds by the Company with Global Bondholder Services Corporation, the depositary for the tender offer.
     We are asking you to contact your clients for whom you hold Notes registered in your name or in the name of your nominee. In addition, we ask you to contact your clients who, to your knowledge, hold Notes registered in their own name. You will be reimbursed by the Company for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. The Company will pay all transfer taxes, if any, applicable to the tender of Notes, except as otherwise provided in the Offer to Purchase and the Consent and Letter of Transmittal.
     Enclosed is a copy of each of the following documents for forwarding to your clients:
1.	Offer to Purchase and Consent Solicitation Statement, dated May 16, 2006.

2.	A Consent and Letter of Transmittal for your use in the tender offer and the consent solicitation and for the information of your clients.

3.	A printed form of letter that may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer and the consent solicitation.

4.	A return envelope addressed to the depositary. DTC participants will be able to execute tenders and deliver Consents through the DTC Automated Tender Offer Program.
     Please note that the tender offer and consent solicitation will expire at the Expiration Date, which will be at midnight, New York City time, on June 13, 2006, unless extended. We urge you to contact your clients as promptly as possible in order to obtain their instructions.
     A Consent and Letter of Transmittal or an Agent’s Message, together with a confirmation of book-entry transfer of Notes, must be received by the depositary on or before the Expiration Date with respect to holders wishing to receive the purchase price for the Notes.
     The Company, upon request, will reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients. Any questions or requests for assistance you have with respect to the tender offer and consent solicitation should be directed to Merrill Lynch & Co., as the dealer manager, or Global Bondholder Services Corporation, as the information agent, at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase. Requests for additional copies of the Offer to Purchase and the other tender offer materials may be directed to the Information Agent.

Very truly yours,

Lear Corporation
     Nothing herein or in the enclosed documents shall constitute you or any person as an agent for the Company, the trustee or the depositary, or authorize you or any other person to make any statements on behalf of any of them with respect to the tender offer and consent solicitation, except for statements expressly made in the Offer to Purchase and the Consent and Letter of Transmittal.

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